SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

WEBMETHODS
PRESENTATION TO EMPLOYEES
FOR REPLAY 4/12/07
Moderator: David Mitchell
April 5, 2007
11:00 am CT

David Mitchell:	Okay. Well — what is this?

Good afternoon. It feels like it’s 5 o’clock in the afternoon to me. It has been a long couple of days.

I wanted to kick off by just saying welcome and thanks for attending this very important team meeting. It’s a pretty phenomenal event that has just been announced. It’s just the beginning. We’ll talk a lot about the event itself and what it means going forward.

For many of you that have been familiar with (interactions) with me and the management team over the recent quarters, one of the things that we’ve talked about over and over again is our ability to really take our world-class products and leverage our very loyal customer relationships so that we can inject growth in our organization in terms of revenue growth, license revenue growth as we expanded EPS.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

We worked very hard — we — over the last nine years — many of you nine, ten years, seven years, five years — to achieve these objectives. And I want to say thank you so very much for all that hard work. It is something that has paid off in terms of our presence in the marketplace.

Our brand is wonderful, our customers love us, the products, particularly the recent release, webMethods 7, is (unintelligible) the most competitive business process integration platform on the planet. And it’s not just our opinion; this is reinforced by the analysts. So you have everything to be proud about.

Time to take the next step. It’s time to take the next step in this journey, which is to fully capitalize on the opportunities of what this transition in the IT marketplace is going to reveal to us as we move to the world of service-oriented architecture and business process management.

The best place to do that transition from our perspective is from the integration platform, from the integration infrastructure. We have 1500 — more than 1500 very successful customers who have done very significant things with our integration capability. We now have to leverage that.

In terms of our ability to win deals, our 80 — today 80 sales reps who get (these) transactions on a technical basis will win 80% to 85% of the time. And that’s great. That’s phenomenal.

That’s a testimony to the quality of the products, to the quality of the methodology, to the quality of the folks that we take to the marketplace, our differentiation in the marketplace.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

So we only had 80 sales reps. Today, we have 81. Tomorrow, we may have 85. We may get to 90. Maybe, I can work really hard with the management team to get 100, to 150.

But what if I could flip a switch and get to 100 in North America tomorrow? To get to 400 on a global basis tomorrow? What would that do for the marketplace in terms of taking this product, taking this approach, taking this differentiation?

That’s what’s exciting about the events that got announced today. This deal is about synergy and it’s about scale. We need to get to more deals, we need to more places so that people understand the value that webMethods brings to the table. We can’t do that by ourselves; we have to do that with a partner.

We have to align ourselves with a partner who has similar cultural values around being customer-centric in their approach to the marketplace and to their approach that they build products. We have to partner with somebody who wants to grow, not just necessarily live off a profit stream and a legacy revenue stream.

In my interactions early on with Karl-Heinz, whom you’ll meet in just a minute, the CEO of Software AG, it became very apparent to me that he and his management team shared those cultural values, those objectives for growth.

Their management team has done a wonderful job of really turning Software AG around into a growth story, generating growth year-over-year while they expanded profits not just for the sake of cutting costs — they invested in their business, they invested to go into marketplaces where they continued to sell their software.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

We have become the tip of the sword of this growth strategy. What we bring to the table matched with what Software AG brings to the table; they’re 100% complementary.

So many of you, webMethods employees, are probably wondering, wow, what does this mean? What’s going to happen to me? What’s going to happen to my friends? What’s going to happen to this region? What’s going to happen to this product? What’s going to happen, happen, happen, happen, right? There’ll be a lot of questions.

I’m going to tell you right upfront, I don’t have all the answers. I do know that we have a shared vision with our new partner. And that is, we can grow a very large enterprise software company that can be highly successful, that can meet that requirement that the webMethods management team and the webMethods employees want to meet in regards to establishing a watermark of measurement of success.

The world is moving towards wanting and demanding the capability that we provide. Combined with Software AG, we can capitalize on that opportunity.

IBM has thousands of sales reps. When we compete against them, we win on a technical basis 80% of the time, sometimes more in different regions. We don’t have thousands of sales reps. It would take us a long time to get thousands of sales reps.

This is a big, bold step to get us a distribution arm and synergy in terms of cost structure and processes and coverage into markets that we just simply haven’t even thought about yet.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

In the emerging marketplaces like Eastern Europe, Russia, South America, the Middle East, South Africa, we haven’t even begun to think about how to take advantage of that.

I don’t want to quote all the financial statistics of Software AG, but I believe that, you know, close to $100 million a year come out of those emerging markets for Software AG. Imagine if they had our products in that channel.

In North America, we have now nearly doubled our coverage in terms of sales reps. There’ll be over 100 sales reps in North America enabled to sell the software, to get to all the accounts where IBM is closing business, or maybe BEA is closing business, or maybe Oracle is closing business with their PowerPoint presentation, or where SAP has caused a lot of confusion.

You know that Cisco has 100 — 120 reps globally, 120. We’re going to have 100 in North America. This is exciting to me. And I don’t expect you to jump up and down right now and say, it’s exciting to you, but I think what’s going to happen is that as we navigate through this process and Karl-Heinz and I continue to be joined at the hip around the partnership of growth, you’re going to find that six months from now that this is a pretty good place to be.

And you have my commitment and Karl-Heinz’s commitment that we’re going to do nothing to jeopardize our strategy for growth. This is a growth strategy.

And when you’re focused on growth, the first you don’t do is go slash a bunch of headcount everywhere so that you can make profit objectives because that will not make the growth happen.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

When you combine software companies together, you leverage all the assets. And the most important asset is the people. And you have my commitment. I’m staying.

I think this is a huge opportunity. Karl-Heinz and his management team is giving the webMethods management team the opportunity to continue to do what we’re doing, to continue to execute on the plan that we have, to continue to dominate in terms of the differentiation in the marketplace, but to use the expansive capabilities of Software AG as a company to accelerate that growth. This could be pretty interesting.

So, I know there are tons of questions. We (covered) some of them today. You’re going to have more questions, all right?

I just talked to the Washington Post. That should generate some really interesting questions.

I just want to tell you that there will be change. Some things won’t change, but there will be change. There always is. Even when we didn’t have this great partner, there was change.

Sometimes, the change wasn’t good. What we’re trying to do is create an environment so that the change is positive and that we go out and create the next billion-dollar — euro — I keep saying dollar — euro — that’s more by the way — enterprise software company.

So I want to talk to you some more. I want you to sort of (pick me out). Come to the management team; don’t be afraid to email me, don’t be afraid to call me. You guys are what made this possible, and I want to say thank you.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

And I’m going to (start) eating, (I mean), for lunch.

So, with that, I’m going to turn things over to Karl-Heinz Streibich, the CEO of Software AG. I’ve come to know him as a gentleman, a man of his word, and I believe that he’s going to be a wonderful partner to me, and his management team, to taking a step.

Karl-Heinz?

Woman:	(Unintelligible).

Karl-Heinz Streibich:	Thank you.

So is it working?

My name is Karl-Heinz Streibich. I’m the CEO of Software AG as you heard, and thank you very much, David.

Karl-Heinz Streibich:	I’m sure you’re all very excited to hear, you know, what are the plans we have, or do we want to do (unintelligible) and so on.

First of all, you have heard that year, we have a vision. You know, you must have a vision when you are a manager, when you have a company, or you want to grow the company.

The vision we have is, we want to give the customers real alternative, you know, for the situation they have — the IBMs, the Microsofts, the SAPs. They have the monopolies; they are the very big ones and I’m absolutely (the opinion) the customers want to have an alternative.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

This is for me — I’ve seen more than 200 customers in 20 countries in the last, let’s say, two years, and they all say the same: they want to have an alternative. And lo, the alternative. The combined company, Software AG and webMethods.

Why do we have the (plan) that we have to be a one-billion euro company? The reason is size is also important. Because when you are too small, then you only have a few sales reps, you’re not present in some countries, you know?

You have also communications in the portfolio, (remuneration) and all that stuff. And now, we are joining the forces in sales, in R&D, in support, in all aspects of the business, and this is great. And this is exactly what drives us.

So, this partnership is a partnership for growth and nothing else. We want to grow worldwide; we want to be a global leader worldwide. This is our target. We want to be a leader in SOA, we want to be a leader in integration, we want to be a leader in the portfolio we have now and the further portfolio that we will develop in the future.

And the synergies are there for the employees, you know, for the shareholders and for the customer. We improve the situation for all stakeholders in the combined company. And this creates an excellent situation for you, for the management team, for the employees, for all of you.

And I’m also delighted that I have a gentleman like David and his team, you know, here as a partner. Because (we’re fit), (it’s great). And for that reason, I’m sure the success will be there.

Sure these are only words now. But the management team we have also (unintelligible). (For example), Peter (unintelligible). Not Peter Kurpick?

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

Because (unintelligible). Or Arnd Zinnhardt, the CFO of Software AG. He keeps the (figures) clear, transparent for me. And (Mark) (unintelligible).

Man:	(Unintelligible).

Karl-Heinz Streibich:	...(unintelligible). And where is my friend? Where is he?

Woman:	(Mark)?

Man:	(Unintelligible).

Karl-Heinz Streibich:	Huh?

Man:	(Unintelligible).

Woman:	(Unintelligible).

Karl-Heinz Streibich:	(Mark Edwards), where are you?

Man:	(Mark Edwards).

(Mark Edwards):	Karl, that’s me.

Karl-Heinz Streibich:	Responsible for (unintelligible) in the United States.

And, you know, we have a team, and (the quality we have is that) we act as a team, we work as a team, we celebrate like a team, and the success were there. And this is exactly what you will extend also to our (unintelligible) here in the United States.

WEBMETHODS
Moderator: David Mitchell
04-05-07/11:00 am CT
Confirmation # 5058846

For that reason, I want that you ask the questions you have. This is why I’m here.

And David, I don’t know what the model will be, how we will do that. That you ask the questions, we will answer them open and frankly so that you have the feeling you get the answer to the questions you have. (And so), that is the model for the day.

David Mitchell:	(And so) we’ll open it up.

Karl-Heinz Streibich:	Yeah?

David Mitchell:	(Unintelligible).

((Crosstalk))

David Mitchell:	They’re not very shy, so.

Karl-Heinz Streibich:	That’s very good.

((Crosstalk))

David Mitchell:	So operator, please open it up for questions.
END

Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this transcript is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.